FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Introduces the New BlackBerry Z30 Smartphone with 5” Display and BlackBerry 10.2 OS	3.

Document 1

  NEWS RELEASE
September 18, 2013

FOR IMMEDIATE RELEASE

BlackBerry Introduces the New BlackBerry Z30 Smartphone with 5” Display and BlackBerry 10.2 OS

Biggest, Fastest, Most Advanced BlackBerry Smartphone Lets You Take on Any Task and Always Be in Control

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today introduced the new BlackBerry® Z30 smartphone, BlackBerry’s biggest, fastest and most advanced smartphone. Featuring BlackBerry® 10 OS version 10.2, the new all-touch BlackBerry Z30 smartphone comes with a beautiful 5” display and the largest battery yet on a BlackBerry smartphone. It is designed to keep you hyper connected, productive and always in control, and lets you share like you’re there and collaborate with ease.

“The new BlackBerry Z30 smartphone builds on the solid foundation and engaging user experience of the BlackBerry 10 platform with features like the powerful BlackBerry Hub, its exceptional touchscreen keyboard and industry leading browser,” said Carlo Chiarello, Executive Vice President for Products at BlackBerry. “The smartphone rounds out the BlackBerry 10 portfolio and is designed for people looking for a smartphone that excels at communications, messaging and productivity. Having apps like the full Documents To Go suite that comes preinstalled, together with its 5” touch display, the BlackBerry Z30 smartphone gives you a best in class productivity experience on the go.”

The new BlackBerry Z30 smartphone comes with BlackBerry 10 OS version 10.2, which includes hundreds of refinements plus many new features that help you be more productive. Among key features are:

•
BlackBerry® Priority Hub – BlackBerry® Hub is the one place to manage all your conversations and notifications. The new BlackBerry Priority Hub can now learn what conversations and what people are important to you making it fast and easy to find the messages and information you need. It collects priority messages across your email, social networking and other accounts and gives you instant access to the conversations most important to you to help you stay organized and focused on the most important tasks.

•
BBM™ Now in Any App and Message Previews Everywhere – BlackBerry 10 OS version 10.2 continues to refine the unique communications experience of the platform. You can now get a preview of any message as it arrives in whatever app you’re using, and immediately dismiss it or tap it to read the full content and respond. If a BBM message arrives, you can instantly reply to the message without even leaving the app you’re in. In addition, if your phone is locked, you can tap the various icons on the Lock Screen to see an instant preview of your most recent messages and notifications.

•
5” Super AMOLED Display – The BlackBerry Z30 smartphone features the latest in display technology with a 5” Super AMOLED display that makes whatever you’re running larger, clearer and more vivid. The smartphone also houses many top of the line components, including a 1.7 GHz processor with quadcore graphics that makes browsing web pages faster and games more detailed.

•
Stereo Audio and BlackBerry® Natural Sound – The BlackBerry Z30 smartphone comes with stereo speakers that immerse you in your music, videos, apps and games, and makes conversations sound like you’re face-to-face. BlackBerry Natural Sound is new technology exclusive to BlackBerry and part of BlackBerry 10 OS version 10.2 that makes BBM Voice and BBM Video chats sound more natural and realistic. BlackBerry Natural Sound lets you hear nuances and variations in tone, making conversations sound like you’re in the same room.

•
New Antenna Technology – The BlackBerry Z30 smartphone features BlackBerry’s new generation antenna technology that dynamically tunes reception to give you better connectivity in low signal areas. BlackBerry® Paratek Antenna can give you faster data transfers and fewer dropped calls in low signal areas, keeping you connected in more places.

•
Longer Battery Life – The BlackBerry Z30 smartphone includes a 2880 mAh battery, the largest battery ever built into a BlackBerry smartphone. Combined with the battery enhancements in BlackBerry 10 OS version 10.2, you can get up to 25 hours of mixed use* to keep you moving from dawn ‘til dawn.

The BlackBerry Z30 smartphone will roll out from select carriers and retailers around the world beginning next week in the UK and Middle East, and all other regions going into the holiday season. Specific pricing and availability will be announced by partners at the time of their respective launches. A variety of accessories including cases and chargers will also be available.

Subject to carrier approvals, BlackBerry 10 OS version 10.2 is expected to be available for the BlackBerry® Z10, BlackBerry® Q10 and BlackBerry® Q5 smartphones beginning mid-October.

For more information about the BlackBerry Z30 smartphone, please visit www.blackberry.com/blackberryz30. To view a video of the new smartphone, visit http://www.youtube.com/watch?v=cQVKISYQ31s and for “How To” videos, visit http://demos.blackberry.com/blackberry-z30/na/ca/gen/index.html.

* Based on mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 18, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO